UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

Dov Gertzulin

DG Capital Management, LLC

460 Park Avenue, 22nd Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09625U109

1.	NAMES OF REPORTING PERSONS DG Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,407,431
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,407,431

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,431
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Calculated based on 41,516,643 common units (“Common Units”) of Blueknight Energy Partners, L.P. (the “Issuer”) issued and outstanding as of November 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2021.

CUSIP No. 09625U109

1.	NAMES OF REPORTING PERSONS Dov Gertzulin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,407,431
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,407,431

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,431
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculated based on 41,516,643 Common Units issued and outstanding as of November 4, 2021, as reported in the Issuer’s Quarterly Report filed with the Commission on November 12, 2021.

CUSIP No. 09625U109

1.	NAMES OF REPORTING PERSONS DG Value Partners II Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,945,247
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,945,247

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,247
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.09%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Calculated based on 41,516,643 Common Units issued and outstanding as of November 4, 2021, as reported in the Issuer’s Quarterly Report filed with the Commission on November 12, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2021 (the “Schedule 13D”) by the Reporting Persons relating to the Common Units of Blueknight Energy Partners, L.P. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Reference is made to that certain letter from Ergon, Inc. (“Ergon”), the parent of Blueknight Energy Partners G.P., LLC (the general partner of the Issuer (the “General Partner”)), to the Board of Directors of the General Partner (the “Board”), dated October 8, 2021, a copy of which was filed as Exhibit 99.H to a Schedule 13D/A filed by Ergon and certain other persons related thereto on October 8, 2021 (the “Ergon Letter”). Pursuant to the Ergon Letter, Ergon proposed to acquire all of (i) the outstanding Common Units representing limited partner interests in the Issuer and (ii) the outstanding Series A Preferred Units representing limited partner interests in the Issuer, in each case, not already owned by Ergon and its affiliates (the “Proposed Transaction”). The Reporting Persons believe that the consideration being offered for the Common Units in the Proposed Transaction substantially undervalues the Common Units. As a result, the Reporting Persons currently intend to oppose the Transaction, including with respect to the Common Units beneficially owned by the Reporting Persons. As previously reported in the Schedule 13D, on October 12, 2021, the Reporting Persons delivered to the Board a letter expressing its opposition to the Proposed Transaction. On November 15, 2021, the Reporting Persons delivered to the Board a further letter, a copy of which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a), (b) and (c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Units as of the date of this Amendment is reflected on that Reporting Person’s cover page. DG Capital Management, LLC (“DG Capital”) and Dov Gertzulin beneficially own, in the aggregate, 3,407,431 Common Units, representing approximately 8.21% of the Issuer’s Common Units issued and outstanding. DG Value Partners II Master Fund, LP (“DG Value”) beneficially owns 2,945,247 Common Units, representing approximately 7.09% of the Issuer’s Common Units issued and outstanding. The percentages herein are calculated based on 41,516,643 Common Units issued and outstanding as of November 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2021.

The Common Units reported herein are held by private investment funds, including DG Value and separately managed accounts (the “DG Entities”) for which DG Capital serves as the investment manager. Dov Gertzulin serves as the managing member of DG Capital. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Units owned directly by the DG Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Units for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Units reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) The transactions in Common Units by the Reporting Persons since the filing of the Schedule 13D are set forth on Schedule I hereto which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 13, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 13D).

99.2	Letter to the Board of Directors of Blueknight Energy Partners G.P., LLC., dated October 12, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 13D).

99.3	Letter to the Board of Directors of Blueknight Energy Partners G.P., LLC, dated November 15, 2021 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2021

DG CAPITAL MANAGEMENT, LLC

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Managing Member

/s/ Dov Gertzulin
Dov Gertzulin

DG VALUE PARTNERS II MASTER FUND, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory

Schedule I

Transactions in Common Units by the Reporting Persons since the filing of the Schedule 13D

Name of Reporting Person	Transaction	Date	Amount of Common Units	Price per Common Unit
DG Capital Management, LLC	Open market purchase	10/26/2021	887	$3.27
DG Capital Management, LLC	Open market purchase	10/27/2021	2,522	$3.29
DG Capital Management, LLC	Open market purchase	10/28/2021	369	$3.27
DG Capital Management, LLC	Open market purchase	10/28/2021	63	$3.27
DG Capital Management, LLC	Open market purchase	10/28/2021	923	$3.27
DG Capital Management, LLC	Open market purchase	10/28/2021	158	$3.27
DG Capital Management, LLC	Open market purchase	10/28/2021	75	$3.27
DG Capital Management, LLC	Open market purchase	10/28/2021	13	$3.27
DG Capital Management, LLC	Open market purchase	10/29/2021	177	$3.28
DG Capital Management, LLC	Open market purchase	10/29/2021	448	$3.28
DG Capital Management, LLC	Open market purchase	10/29/2021	35	$3.28
DG Capital Management, LLC	Open market purchase	11/1/2021	2,222	$3.27
DG Capital Management, LLC	Open market purchase	11/2/2021	2,802	$3.26
DG Capital Management, LLC	Open market purchase	11/3/2021	2,715	$3.24
DG Capital Management, LLC	Open market purchase	11/3/2021	260	$3.29
DG Capital Management, LLC	Open market purchase	11/4/2021	1,413	$3.27
DG Capital Management, LLC	Open market purchase	11/4/2021	292	$3.24
DG Capital Management, LLC	Open market sale	11/5/2021	335	$3.30
DG Capital Management, LLC	Open market purchase	11/5/2021	168	$3.30
DG Capital Management, LLC	Open market purchase	11/9/2021	24	$3.31
DG Value Partners II Master Fund, LP	Open market purchase	10/25/2021	2,203	$3.23
DG Value Partners II Master Fund, LP	Open market purchase	10/25/2021	3,459	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/25/2021	3,965	$3.23
DG Value Partners II Master Fund, LP	Open market purchase	10/25/2021	6,224	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/26/2021	7,304	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/26/2021	12,346	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/27/2021	14,942	$3.29
DG Value Partners II Master Fund, LP	Open market purchase	10/27/2021	16,014	$3.29
DG Value Partners II Master Fund, LP	Open market purchase	10/28/2021	4,449	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/28/2021	763	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/28/2021	5,846	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/28/2021	1,003	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	10/29/2021	2,262	$3.28
DG Value Partners II Master Fund, LP	Open market purchase	10/29/2021	2,838	$3.28
DG Value Partners II Master Fund, LP	Open market purchase	11/1/2021	7,919	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	11/1/2021	9,300	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	11/2/2021	19,687	$3.26
DG Value Partners II Master Fund, LP	Open market purchase	11/2/2021	22,907	$3.26
DG Value Partners II Master Fund, LP	Open market purchase	11/3/2021	15,345	$3.24
DG Value Partners II Master Fund, LP	Open market purchase	11/3/2021	1,468	$3.29
DG Value Partners II Master Fund, LP	Open market purchase	11/3/2021	17,440	$3.24
DG Value Partners II Master Fund, LP	Open market purchase	11/3/2021	1,669	$3.29
DG Value Partners II Master Fund, LP	Open market purchase	11/4/2021	8,044	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	11/4/2021	1,660	$3.24
DG Value Partners II Master Fund, LP	Open market purchase	11/4/2021	8,959	$3.27
DG Value Partners II Master Fund, LP	Open market purchase	11/4/2021	1,848	$3.24
DG Value Partners II Master Fund, LP	Open market sale	11/5/2021	1,641	$3.30
DG Value Partners II Master Fund, LP	Open market purchase	11/5/2021	966	$3.30
DG Value Partners II Master Fund, LP	Open market sale	11/5/2021	2,124	$3.30
DG Value Partners II Master Fund, LP	Open market purchase	11/5/2021	1,066	$3.30
DG Value Partners II Master Fund, LP	Open market purchase	11/9/2021	140	$3.31
DG Value Partners II Master Fund, LP	Open market purchase	11/9/2021	151	$3.31